Schedule 13G


Name of issuer: Cepheid

	Title of class of securities: Common Stock

	Cusip: 15670R107

	Date of event which requires filing: 08/24/05

	Rule 13d-1(c)

	1.	Platinum Asset Management  Limited

	2.	(b)

	3.

	4.	Sydney Australia

	5. 	Platinum Asset Management Limited
	   	2,154,131   (5.1%)
		Note:Combined total of underlying managed funds


	6.	N/A

	7.	Platinum Asset Management Limited
		2,154,131   (5.1%)
		Note:Combined total of underlying managed funds

	8.	N/A

	9.	2,154,131

	10.	No

	11.	5.1%

	12.	IV